Exhibit 99.3

Please mark
RESTRICTED SCAN LINE AREA	your votes as ☒
indicated in
this example

1.	To elect three directors to serve in accordance with the Articles of Association of the Company;	FOR	AGAINST	ABSTAIN

	1.1 To re-elect Samuel Yen as a director of the Company	☐	☐	☐

	1.2 To re-elect Min Fan as a director of the Company	☐	☐	☐

	1.3 To elect Amol Shah as a director of the Company	☐	☐	☐

2.	To approve the annual report, directors’ report and auditor’s report for the period ended December 31, 2008;	☐	☐	☐

3.	To appoint Deloitte Touche Tohmatsu CPA Ltd. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2009; and	☐	☐	☐

4.	In their discretion, the proxies are authorized to transact such other business as may properly come before the Annual General Meeting or any adjournment or postponement of the meeting.

	Mark Here for Address	☐
Change or Comments
SEE REVERSE

Signature	Signature	Date

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

FOLD AND DETACH HERE

WO# 57675

CHINAEDU CORPORATION

Instructions to The Bank of New York Mellon, as Depositary
 (Must be received prior to 5:00 p.m. New York City time on September 16, 2009)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of ChinaEdu Corporation registered in the name of the undersigned on the books of the Depositary as of the close of business on August 17, 2009 at the Annual General Meeting of the Shareholders of ChinaEdu AGM will be held at the conference center located at 4th Floor A, GeHua Building No. 1, Qinglong Hutong, Dongeheng District Beijing People’s Republic of China 100007 at 10:00 a.m. HKT Beijing time, on September 24, 2009.

NOTE:

1.
Please direct the Depositary how it is to vote by placing an X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned, but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

2.
It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

(Continued and to be marked, dated and signed, on the other side)

BNYM SHAREHOLDER SERVICES
Address Change/Comments	PROXY PROCESSING
(Mark the corresponding box on the reverse side)	PO BOX 3549
S HACKENSACK NJ 07606-9249

FOLD AND DETACH HERE

WO# 57675